pE
4-1-02

02030750

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

1-14720

Report of Foreign Issuer
For the Month of April 2002

Pursuant to Rule 13a-16 or 15d-16 of
of Securities Exchange Act of 1934

MAGYAR TÁVKÖZLÉSI RT.

Krisztina Krt. 55, 1013 Budapest, Hungary
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

matáv

FOR IMMEDIATE RELEASE

Contact: Szabolcs Czenthe, Matáv IR
+36-1-458-0437
Tamás Dancsecs, Matáv IR
+36-1-457-6084

investor.relations@ln.matav.hu

Belinda Bishop, Taylor Rafferty
+44-(0)207-936-0400

WESTEL HOLDS ITS ANNUAL GENERAL MEETING

BUDAPEST – April 11, 2002 - Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider, hereby announces that Westel Mobile Telecommunications Co. Ltd. held its Annual General Meeting on April 10, 2002.

The financial statements according to the Hungarian Accounting Rules (HAR) and report on the 2001 business activities were approved, changes in the governing bodies of the company were approved and a resolution was made for a total dividend payment of HUF 23.5 billion.

As a result of the personnel changes, the members of the new Board of Directors are: Elek Straub, dr. Klaus Hartmann, Klára Armuth, Manfred Ohl, dr. Tamás Pásztory, Fridbert Gerlach, Michael Günther, Martin Boit, András Sugár és dr. Zsigmond Bodnár.

The members of the new Supervisory Board are: dr. Stephan von Rosenberg, dr. Dóra Petrányi, Siegfried Pleiner, Irene Lange, József Szűcs és István Maradi.

Westel is the largest mobile operator in Hungary with approximately 2.5 million subscribers and over 50% GSM market share as of end of 2001.

Form 6-K
Extraordinary announcement
Subject: WESTEL HOLDS ITS ANNUAL GENERAL MEETING

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGYAR TÁVKÖZLÉSI RT.
(Registrant)

Date: April 10, 20[illegible]

Szabolcs Czenthe
Head of Investor Relations Department